EXHIBIT 12.1
JEFFERIES GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Amounts in thousands, except for per share amounts)

						Three Months
	Year Ended December 31,					Ended
	2008	2007	2006	2005	2004	March 31, 2009
Fixed Charges:

Interest expense on long-term indebtedness	$117,227	$105,221	$84,044	$47,669	$40,256	$29,124
Interest portion of rent expense	16,843	16,814	14,469	11,653	9,437	3,683

Total fixed charges	$134,070	$122,035	$98,513	$59,322	$49,693	$32,807

Earnings:
Earnings before income taxes and cumulative effect of change in accounting principle (2)	$(880,261)	$241,477	$348,654	$268,407	$226,989	$49,182
Total fixed charges	134,070	122,035	98,513	59,322	49,693	32,807

Total earnings	$(746,191)	$363,512	$447,167	$327,729	$276,682	$81,989

Ratio of Earnings to Fixed Charges (1)	—	3.0	4.5	5.5	5.6	2.5

(1)	The ratio of earnings to fixed charges is computed by dividing (a) income from continuing operations before income taxes plus fixed charges by (b) fixed charges. Fixed charges consist of interest expense on all long-term indebtedness and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals).

(2)	Earnings for the year ended December 31, 2008 were insufficient to cover fixed charges by approximately $746.2 million.